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                          March 28, 2024

       James Frakes
       Interim Chief Executive Officer
       Aethlon Medical, Inc.
       11555 Sorrento Valley Road
       Suite 203
       San Diego, CA 92121

                                                        Re: Aethlon Medical,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 22,
2024
                                                            File No. 333-278188

       Dear James Frakes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Augustin at 202-551-8483 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Julie Robinson, Esq.